Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

December 6, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Jim B. Rosenberg

Re:                                       Synergy Pharmaceuticals, Inc.

Form 10-K for the year ended December 31, 2009

File No. 333-131722

Dear Mr. Rosenberg:

This letter sets forth the responses of Synergy Pharmaceuticals, Inc., a Florida corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 12, 2010 (“Comments Letter”) concerning the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Filing”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Compensation Discussion and Analysis, page 52

1.              We note your response to comment one and the fact the report was prepared on March 16, 2006.  Please expand the discussion to explain what you mean by the phrase that “cash compensation data contained in the report had a common effective date of July 1, 2006” which date is subsequent to the date of the report.

The report, although prepared on March 16, 2006, contained salary and compensation data which we interpreted as being indicative of July 1, 2006 compensation values.  To prepare this projection, the authors of the report indicated that they used a 4.1% annual update factor (from the 2005-2006 World at Work Salary Budget Survey) which effectively indexed the compensation data for inflation such that it would show July 1, 2006 compensation values as of the time of issuance which was March 16, 2006.  We respectfully request that we be allowed to add this disclosure into our Form 10-K for the year ended December 31, 2010 rather than file an amendment to our Form 10-K for the year ended December 31, 2009.

Notes to the Financial Statements

9. Related Parties, page F-20

2.               In your response to prior comment three you stated that a significant difference in market value between Callisto and Synergy does not exist when you consider the 113.2 million shares issuable in addition to Callisto’s 54.5 million shares of common stock outstanding.  You also stated that after taking into account the shares potentially outstanding upon the exercise of warrants and conversion of convertible preferred stock, there could be 167.7 million shares that you assumed would result in a market value of $85.5 million for Callisto.  Please tell us how you factored in the potential dilution in Callisto’s recent common stock price of $0.51 due to an increase in the number of common shares outstanding of over 300%.  Please also assess the likelihood of Callisto’s exercise of the warrants and conversion of preferred stock in light of your statement that Callisto’s drug development programs have experienced a number of failures over the past few years.

The Company believes that investors are fully aware that a large number of shares of Callisto common stock are potentially outstanding and that the market has taken this into account and the current stock price of Callisto reflects this assumption.  In the notes to the financial statements included in Callisto’s public filings there is a table which shows the total fully diluted shares of common stock as of the balance sheet date presented.  In Note 11 to the financial statements included in Callisto’s Form 10-K for the year ended December 31, 2009, the table shows, on a fully diluted basis, 175,867,003 shares outstanding as of December 31, 2009, 137,969,530 shares outstanding as of December 31, 2008 and 127,661,788 shares outstanding as of December 31, 2007.  In Callisto’s most recent Form 10-Q, Note 7 to the financial statements presents a table which shows 175,692,607 shares outstanding as of September 30, 2010.

The Company believes it is very likely that warrant holders and preferred stock holders will exercise or convert, as the case may be, their derivative securities into common stock, notwithstanding the status of Callisto’s drug development programs, since many of the warrants and preferred stock are currently in the money at Callisto’s current market price. In addition, Callisto currently owns approximately 49.4% of the Company’s common stock and as the relationship between Callisto and Synergy is more broadly recognized by investors, the Company believes that Callisto’s stock price will increase and an increased number of investors will exercise their Callisto warrants and convert the preferred stock.

Sincerely,

/s/ Jeffrey J. Fessler

Jeffrey J. Fessler

cc: Gary S. Jacob